FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2008

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



July 25, 2008


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

                                                                   July 25, 2008

                                             Company:        RICOH COMPANY, LTD.
                                             Representative: Shiro Kondo
                                                             President and CEO
                                             Contact:        Masakuni Kutsuwada,
                                                             General Manager of
                                                             PR Department
                                                             +81-3-6278-5228

   NOTICE OF EXECUTION OF AN ABSORPTION-TYPE SPLIT AGREEMENT WITH A SUBSIDIARY

     RICOH COMPANY, LTD. (TSE: 7752, "Ricoh") decided at its board of directors held today to conduct an absorption-type split (Kyushu bunkatsu) between Ricoh as the successor company and RICOH PRINTING SYSTEMS LTD. ("Ricoh Printing Systems"), a wholly owned subsidiary of Ricoh, as the splitting company. Ricoh will succeed to the business related Information Technology Promotion Division, Business Strategy Division, Sales & Marketing Division, Research & Development Center, Design & Development Division 1, Design & Development Division 2, Customer Satisfaction Promotion Center, CLP (Color Laser Printer) Engineering Department and Intellectual Property Department of Ricoh Printing Systems.

     Because this absorption-type split corresponds to simple absorption-type split (Kani kyushu bunkatsu) which Ricoh will succeed to the business of a wholly owned subsidiary, some part of the item and the content are omitted in this disclosure.

1. PURPOSE OF THE ABSORPTION-TYPE SPLIT

          In the imaging and solutions business sector, which is an important pillar of our growth strategy, both high-end and low-end printing segment will be expected to keep growing further more.

          In order to accelerate the expansion of high-end and low-end printing business, R&D, design and sales functions of Ricoh Printing Systems is transferred into Ricoh.

          With this absorption-type split, Ricoh aims not only to reinforce its capabilities of products development and solution providing but also to increase efficiencies of R&D and sales process.

2. SUMMARY OF THE ABSORPTION-TYPE SPLIT

(1) Schedule

     July 25, 2008     Resolution of board of directors for the
                       absorption-type split
     July 25, 2008     Execution of the absorption-type split agreement
     October 1, 2008   Effective date of the absorption-type split

     Notes:

          Approvals of a Shareholders' Meeting of each company will not be needed because this absorption-type split will be executed through a simple absorption-type split for Ricoh and through a short-form absorption-type split (Ryakushiki kyushu bunkatsu) for Ricoh Printing Systems, under Article 796, Paragraph 3 and Article 784, Paragraph 1 of the Company Law, respectively.

(2) Method of split

     (i) Method of split

               An absorption-type split with Ricoh Printing Systems as the splitting company, transferring its business to Ricoh as the successor company

     (ii) Reason for adoption of an absorption-type split

               We adopted an absorption-type split from the viewpoint of prompt approval and simple legal procedure in reorganization between Ricoh and its wholly owned subsidiary.

(3) Capital stock increase due to the split

          There is no increase of capital stock resulting from this absorption-type split.

(4) Treatment of Share Warrants and Bonds with Warrant Attached Issued by the splitting company

          This issue is not applicable because Ricoh Printing Systems has not issued any share warrants or bonds with warrant attached.

(5) Rights and obligations to be succeeded by Ricoh

          Ricoh will succeed to the assets, liabilities and contracts of the business related Information Technology Promotion Division, Business Strategy Division, Sales & Marketing Division, Research & Development Center, Design & Development Division 1, Design & Development Division 2, Customer Satisfaction Promotion Center, CLP Engineering Department and Intellectual Property Department of Ricoh Printing Systems on the effective date.

(6) Prospects for discharge of debts

          We believe that there will be no problems involved in the prospects for the discharge of liabilities of both Ricoh and Ricoh Printing Systems, because we believe that both companies will secure enough net assets after the split.

3. OUTLINE OF EACH COMPANY

                                                          (As of March 31, 2008)

(1) Company name                     RICOH COMPANY, LTD.                     RICOH PRINTING SYSTEMS LTD.
                                     (Successor company)                         (Splitting company)

(2) Business description     Research and development, manufacture,         Research and development, manufacture
                             sales and services of office automation        and sales of printer and related devices.
                             equipment, photographic equipment,
                                electronic devices and other.

(3) Date established                  February 6, 1936                             October 1, 2002

(4) Head Office address    1-3-6, Naka-magome Ota-ku, Tokyo, Japan      2-15-1, Konan Minato-ku, Tokyo, Japan

(5) Representative             Shiro Kondo, President and CEO               Toshiaki Katayama, President

(6) Capital stock                  135,364 millions of yen                      5,000 millions of yen

(7) Shares issued                    744,912,078 shares                            100,000 shares

(8)Shareholders' equity*1         1,080,196 millions of yen                    18,022 millions of yen
                                       (consolidated)                            (non-consolidated)

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

(9) Total assets                  2,214,368 millions of yen                 31,729 millions of yen
                                       (consolidated)                         (non-consolidated)

(10) End of fiscal year                   March 31                                 March 31

(11) Major shareholders    The Master Trust Bank of Japan, Ltd. 9.71%     Ricoh company, ltd. 100.00%
and shareholding ratios    Japan Trustee Services Bank, Ltd. 5.52%
                           The Bank of Tokyo-Mitsubishi UFJ, Ltd. 4.86%
                           Nippon Life Insurance Company 4.82%
                           Nipponkoa Insurance Co., Ltd. 2.44%

Notes: *1 Shareholders' Equity of Ricoh is calculated in accordance with U.S. GAAP.

4. OUTLINE OF OPERATIONS AND DIVISIONS SUCCEEDED BY RICOH

(1) Business description of succeeded divisions

          Ricoh will succeed to the business concerning research and development and sales of printer and related devices of Ricoh Printing Systems.

          Succeeded divisions will be Information Technology Promotion Division, Business Strategy Division, Sales & Marketing Division, Research & Development Center, Design & Development Division 1, Design & Development Division 2, Customer Satisfaction Promotion Center, CLP Engineering Department and Intellectual Property Department.

(2) Business results of divisions succeeded by Ricoh for fiscal year ended March 31, 2008

                              Business results   Ricoh Printing Systems
                                     (a)         (non-consolidated) (b)    Ratio (a/b)
                              ----------------   ----------------------    -----------
Net sales (Millions of yen)        21,294                 48,174              0.44

(3) Assets and liabilities to be succeeded

                                                          (As of March 31, 2008)

             Assets                                Liabilities
----------------------------------   --------------------------------------
                     Book value                               Book value
    Item         (Millions of yen)           Item         (Millions of yen)
--------------   -----------------   -------------------  -----------------
Current assets           256         Current liabilities          625
Fixed assets           1,745         Fixed liabilities            898
Total assets           2,001         Total liabilities          1,523

5. STATUS OF RICOH AFTER THE COMPANY SPLIT

(1) Company name                 RICOH COMPANY, LTD.

(2) Business description         Research and development, manufacture, sales
                                 and services of office automation equipment, photographic equipment, electronic devices and other.

(3) Head Office address          1-3-6, Naka-magome Ota-ku, Tokyo, Japan

(4) Representative               Shiro Kondo, President and CEO

(5) Capital Stock                135,364 millions of yen

(6) End of fiscal year           March 31

(7) Expected impact on business  Since Ricoh Printing Systems is a wholly owned
    results due to split         subsidiary of Ricoh, there is no effect on the
                                 consolidated Ricoh's business results for the fiscal year ending March 31, 2009. And we expect there is no significant effect on the non-consolidated Ricoh's business results.

                                       -4-